UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contacts:

Tracy Rawa
Investor Relations
Creo Products Inc.
Tel: 1 604 451 2700
Email: IR@creo.com

Rochelle van Halm
Media Relations
Tel: 1 604 451 2700
Email: rochelle_van_halm@creoscitex.com

FOR IMMEDIATE RELEASE

US Court Rules That Products Using Creo DOP Technology Do Not Infringe Presstek Patents

Vancouver, BC CANADA (September 17, 2001) - The United States District Court for the District of Delaware has ruled in favor of Creo Products Inc. (NASDAQ: CREO; TSE: CRE) in the two-year-old patent dispute with Presstek, Inc. (Presstek) of Hudson, New Hampshire. This dispute centered on the on-press imaging technology sold through CreoScitex, the graphic arts division of Creo.

The court determined that the printing presses using Creo's imaging technology do not infringe the patents-in-suit. The court affirmed that neither Creo's imaging technology, nor printing presses that use Creo's imaging technology, infringe Presstek's patents.

"We are pleased to see that the court has confirmed the uniqueness of our imaging technology and that our technology does not infringe Presstek's patents. We believe that intellectual property rights anchor our competitive position," said Dan Gelbart, Creo's President and Chief Technology Officer, and inventor of the SQUAREspot™ thermal laser imaging device. "Over the past six years, the outstanding performance of our unique SQUAREspot imaging heads has led to our strong leadership position in the computer-to-plate (CTP) marketplace with more than 3000 CTP machines installed-by far the largest installed base of any CTP design." Since commercial shipments of the on-press version of this product began in 1999, more than 500 SQUAREspot imaging devices have been put into use on digital offset printing (DOP) presses located at commercial printers around the world.

"The high speed and outstanding image quality enabled by Creo SQUAREspot technology resulted in the world's three largest press companies selecting our system for their high-end DOP presses-the Heidelberg Speedmaster 74 DI, the Komori Project D and the MAN Roland DICOweb," said Brad Palmer, Corporate Vice President of On-Press Technologies at CreoScitex. "We appreciate the court's recognition of our technology and at the same time, we acknowledge Presstek's contribution in helping to develop the on-press imaging market."

The September 11, 2001 ruling by United States District Judge Gregory M. Sleet followed a five-day trial in the United States District Court for the District of Delaware in June 2001. Creo originally filed suit on August 12, 1999 requesting that the Court rule that the Creo technology in question did not infringe or induce pressmakers to infringe Presstek patents, after accusations by Presstek to CreoScitex customers and prospects that Creo infringed Presstek patents. Presstek counter-sued and the Court combined the two cases.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange www.creo.com.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary

Date: September 11, 2001